# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COMPASS Pathways plc, CIK 0001816590
CUSIP: 20451W101
Title of class of securities: Ordinary Shares, par value GBP 0.008 per share
Address of issuer's principal executive offices: 33 Broadwick Street, London, United Kingdom (X0), W1F 0DQ
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001493215

## Reporting persons
- RTW Investments, LP: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,877,349; sole dispositive power 0; shared dispositive power 7,877,349; aggregate amount beneficially owned 7,877,349 (8.3% of the class)
- Roderick Wong, M.D.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,877,349; sole dispositive power 0; shared dispositive power 7,877,349; aggregate amount beneficially owned 7,877,349 (8.3% of the class)

## Item 1. Issuer
Name of issuer: COMPASS Pathways plc
Address of issuer's principal executive offices: 33 Broadwick Street, London WIF 0DQ, United Kingdom

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) RTW Investments, LP ("RTW Investments"), a Delaware limited partnership and the investment adviser to certain funds (the "RTW Funds"), with respect to Ordinary Shares, par value GBP 0.008 per share (the "Shares") of COMPASS Pathways plc (the "Company") directly held by the RTW Funds; and

(ii) Roderick Wong, M.D. ("Dr. Wong"), the Managing Partner and Chief Investment Officer of RTW Investments, with respect to the Shares directly held by the RTW Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Shares reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 40 10th Avenue, Floor 7, New York, New York 10014.
Citizenship: RTW Investments is a Delaware limited partnership. Dr. Wong is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5 - 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. The amounts reported herein assume the exercise of warrants held by the Reporting Persons to purchase 2,339,181 Shares (the "Warrants"). Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise any of the Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding Shares. The percentages set forth in Row 11 of the cover pages are calculated based upon 92,849,501 Shares outstanding as of April 14, 2025 as reported in the Company's Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 16, 2025, and assume the exercise of Warrants held by the Reporting Persons to purchase 2,339,181 Shares.
Percent of class:
RTW Investments: 8.3%
Dr. Wong: 8.3
Sole power to vote or to direct the vote:
RTW Investments: 0
Dr. Wong: 0
Shared power to vote or to direct the vote:
RTW Investments: 7,877,349 Shares
Dr. Wong: 7,877,349 Shares
Sole power to dispose or to direct the disposition:
RTW Investments: 0
Dr. Wong: 0
Shared power to dispose or to direct the disposition:
RTW Investments: 7,877,349 Shares
Dr. Wong: 7,877,349 Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. The RTW Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- RTW Investments, LP: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Managing Partner (05/15/2025)
- Roderick Wong, M.D.: /s/ Roderick Wong, M.D., Roderick Wong, M.D. (05/15/2025)